

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Michael Wang
Co-Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502

   Re: Ispire Technology Inc.
     Registration Statement on Form S-1
     Filed August 11, 2023
     File No. 333-273904

Dear Michael Wang:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Erin Donahue at 202-551-6063 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing